CHRYSLER GROUP LLC

CG CO-ISSUER INC.

CHRYSLER GROUP INTERNATIONAL LLC

CHRYSLER GROUP INTERNATIONAL SERVICES LLC

CHRYSLER GROUP REALTY COMPANY LLC

CHRYSLER GROUP SERVICE CONTRACTS LLC

CHRYSLER GROUP TRANSPORT LLC

GLOBAL ENGINE MANUFACTURING ALLIANCE LLC

1000 Chrysler Drive

Auburn Hills, Michigan 48326

December 27, 2011

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Justin Dobbie, Esq.
Nolan McWilliams, Esq.

Re:	Chrysler Group LLC et al.—Registration Statement on Form S-4 (File No. 333-178649)

Ladies and Gentlemen:

On behalf of Chrysler Group LLC, CG Co-Issuer Inc., Chrysler Group International Services LLC, Chrysler Group Realty Company LLC, Chrysler Group Transport LLC, Chrysler Group Service Contracts LLC and Global Engine Manufacturing Alliance LLC (the “Registrants”), I hereby respectfully request that the above-referenced registration statement on Form S-4 (the “Registration Statement”) be declared effective on December 29, 2011 at 5:00 p.m. eastern standard time or as soon thereafter as practicable.

In connection with this acceleration request, the Registrants acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

Securities and Exchange Commission	- 2 -

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants understand that the staff will consider this request as confirmation by the Registrants of their awareness of their responsibilities under the federal securities laws as they relate to the proposed public offering of the securities covered by the Registration Statement.

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Securities and Exchange Commission	- 3 -

The Registrants request that the staff notify us of the effectiveness of the Registration Statement by calling our counsel, Scott D. Miller of Sullivan & Cromwell LLP, at (212) 558-3109.

Sincerely,

/s/ Holly E. Leese

Holly E. Leese
Senior Vice President, General Counsel and Secretary

cc:	Scott D. Miller

(Sullivan & Cromwell LLP)